Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regal Entertainment Group:

We consent to the incorporation by reference in the registration statements (No. 333-87958, 333-127367, and 333-181318) on Form S-8 and (No. 333-182383) on Form S-3 of Regal Entertainment Group of our report dated February 22, 2013, with respect to the consolidated balance sheets of Regal Entertainment Group and subsidiaries as of December 27, 2012 and December 29, 2011, and the related consolidated statements of income, comprehensive income, deficit, and cash flows for each of the years in the three-year period ended December 27, 2012, and the effectiveness of internal control over financial reporting as of December 27, 2012, which report appears in the December 27, 2012 annual report on Form 10-K of Regal Entertainment Group.

/s/ KPMG LLP

Knoxville, Tennessee
February 22, 2013